UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 8, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Hawaiian Electric Industries, Inc. - File No. 1-08503
Hawaiian Electric Company, Inc. - File No. 1-04955

CF#34974

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Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 23, 2016, as amended.

Based on representations by Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1   through October 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary